# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OPTICAL CABLE CORPORATION, CIK 0001000230
CUSIP: 683827208
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 5290 Concourse Drive, Roanoke, Virginia (VA), 24019
Date of event which requires filing of this statement: 07/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002077668

## Reporting persons
- Lightera, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 642,199; sole dispositive power 0; shared dispositive power 642,199; aggregate amount beneficially owned 642,199 (7.24% of the class)
- Furukawa Electric Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 642,199; sole dispositive power 0; shared dispositive power 642,199; aggregate amount beneficially owned 642,199 (7.24% of the class)

## Item 1. Issuer
Name of issuer: OPTICAL CABLE CORPORATION
Address of issuer's principal executive offices: 5290 Concourse Drive, Roanoke, VA, 24019

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Lightera, LLC ("Lightera") and Furukawa Electric Co., Ltd. ("Furukawa").
Address of principal business office or, if none, residence: (i) Lightera - 2000 Northeast Expressway, Norcross, GA 30071; and (ii) Furukawa - 6-4 Otemachi, 2-chome, Chiyoda-ku, Tokyo, Japan.
Citizenship: (i) Lightera - Delaware; and (ii) Furukawa - Japan.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Lightera and Furukawa are the beneficial owners of 642,199 shares of common stock, no par value per share ("Common Stock"). Furukawa is the ultimate parent company of Lightera. As such, Furukawa is the ultimate beneficial owner of all of the outstanding equity interests in Lightera.
Percent of class:
(i) Lightera - 7.24%; and (ii) Furukawa - 7.24%.

Based on 8,870,444 shares of Common Stock outstanding as of July 7, 2025.
Sole power to vote or to direct the vote: (i) Lightera - 0 shares of Common Stock; and (ii) Furukawa - 0 shares of Common Stock.
Shared power to vote or to direct the vote: (i) Lightera - 642,199 shares of Common Stock; and (ii) Furukawa - 642,199 shares of Common Stock.
Sole power to dispose or to direct the disposition: (i) Lightera - 0 shares of Common Stock; and (ii) Furukawa - 0 shares of Common Stock.
Shared power to dispose or to direct the disposition: (i) Lightera - 642,199 shares of Common Stock; and (ii) Furukawa - 642,199 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement Pursuant to Rule 13(d)-1(k)

## Signatures
- Lightera, LLC: /s/ Robert D. Lake, Robert D. Lake, Senior Vice President - Legal & Secretary (07/18/2025)
- Furukawa Electric Co., Ltd.: /s/ Nagamasa Honda, Nagamasa Honda, Manager, Legal Department (07/18/2025)